UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Roomstore, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

77638R108
(CUSIP Number)

May 28, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77638R108	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 174,644
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 174,644
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,644
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 77638R108	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 174,644
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 174,644
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,644
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 77638R108	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON River Run Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 1,255,242
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,255,242
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,255,242
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 77638R108	13G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Ian Wallace
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 1,255,242
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,255,242
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,255,242
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.9%
12	TYPE OF REPORTING PERSON IN

Item 1(a):                      Name of Issuer:

The name of the issuer is Roomstore, Inc., a corporation organized under the laws of the State of Virginia (the "Company").

Item 1(b):                      Address of Issuer's Principal Executive Offices:

The Company's principal executive office is located at 12501 Patterson Avenue, Richmond, Virginia 23238.

Item 2(a):                      Name of Person Filing:

This Schedule 13G is filed by:

(i)
Third Point LLC, a Delaware limited liability company (the "Management Company"), which serves as investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the "Third Point Funds"), with respect to shares of Common Stock (as defined in Item 2(d)) directly owned by the Third Point Funds;

(ii)
Mr. Daniel S. Loeb ("Mr. Loeb"), who is the Chief Executive Officer of the Management Company and controls its business activities, with respect to shares of Common Stock indirectly beneficially owned by Mr. Loeb by virtue of such position;

(iii)
River Run Management, LLC, a Delaware limited liability company (“River Run”), which serves as investment manager or adviser to a variety of funds (such funds, collectively, the “River Run Funds”), with respect to shares of Common Stock (as defined in Item 2(d)) directly owned by the River Run Funds; and

(iv)
Mr. Ian Wallace (“Mr. Wallace”), who, as a managing member of River Run, controls River Run’s business activities, and who currently also serves as a portfolio manager at the Management Company, with respect to shares of Common Stock indirectly beneficially owned by Mr. Wallace by virtue of such positions.

The Management Company, Mr. Loeb, River Run and Mr. Wallace are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):	Address of Principal Business Office or, if None,

Residence:

The address of the principal business office of the Management Company and Mr. Loeb is 390 Park Avenue, New York, New York 10022.

The address of the principal business office of River Run and Mr. Wallace is 75 Central Park West, New York, New York 10023.

Item 2(c):                      Citizenship:

Each of the Management Company and River Run is organized as a limited liability company under the laws of the State of Delaware.  Both Mr. Loeb and Mr. Wallace are United States citizens.

6

Item 2(d):                      Title of Class of Securities:

Common Stock, $0.01 par value ("Common Stock").

Item 2(e):                      CUSIP Number:

77638R108.

Item 3:	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

A.	[ ] Broker or dealer registered under Section 15 of the
Act,
B.	[ ] Bank as defined in Section 3(a)(6) of the Act,
C.	[ ] Insurance Company as defined in Section 3(a)(19) of the
Act,
D.	[ ] Investment Company registered under Section 8 of the
Investment Company Act of 1940,
E.	[ ] Investment Adviser in accordance with Rule
13d-1(b)(1)(ii)(E),
F.	[ ] Employee Benefit Plan or Endowment Fund in accordance
with 13d-1 (b)(1)(ii)(F),
G.	[ ] Parent Holding Company or control person in accordance
with Rule 13d-1(b)(1)(ii)(G),
H.	[ ] Savings Association as defined in Section 3(b) of the
Federal Deposit Insurance Act,
I.	[ ] Church Plan that is excluded from the definition of an
investment company under Section 3(c)(14) of the
Investment Company Act of 1940,
J.	[X] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

7

Item 4:                                Ownership:

This Schedule 13G is being filed jointly by the Management Company and Mr. Loeb, on one hand, and River Run and Mr. Wallace, on the other hand, because Mr. Wallace also serves as a portfolio manager for the Management Company.  The Management Company and Mr. Loeb disclaim beneficial ownership of the shares held by the funds advised by River Run, and Mr. Wallace and River Run disclaim beneficial ownership of the shares held by the funds advised by the Management Company.

The beneficial ownership of Common Stock by the Reporting Persons, as of the date hereof, is as follows:

A. Third Point LLC
(a) Amount beneficially owned: 174,644
(b) Percent of class: 1.8%.  The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 9,767,574 shares of Common Stock issued and outstanding as of May 26, 2010, as reported in the Company’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on May 28, 2010 for the fiscal year ended February 28, 2010.
(c) Number of shares as to which such person has:
(i)    Sole power to vote or direct the vote: -0-
(ii)   Shared power to vote or direct the vote: 174,644
(iii)  Sole power to dispose or direct the disposition: -0-
(iv)  Shared power to dispose or direct the disposition: 174,644

B. Daniel S. Loeb
(a) Amount beneficially owned: 174,644
(b) Percent of class: 1.8%
(c) Number of shares as to which such person has:
(i)    Sole power to vote or direct the vote: -0-
(ii)   Shared power to vote or direct the vote: 174,644
(iii)  Sole power to dispose or direct the disposition: -0-
(iv)  Shared power to dispose or direct the disposition: 174,644

C. River Run Management, LLC
(a) Amount beneficially owned: 1,255,242
(b) Percent of class: 12.9%.
(c) Number of shares as to which such person has:
(i)    Sole power to vote or direct the vote: -0-
(ii)   Shared power to vote or direct the vote: 1,255,242
(iii)  Sole power to dispose or direct the disposition: -0-
(iv)  Shared power to dispose or direct the disposition: 1,255,242

D. Ian Wallace
(a) Amount beneficially owned: 1,255,242
(b) Percent of class: 12.9%
(c) Number of shares as to which such person has:
(i)    Sole power to vote or direct the vote: -0-
(ii)   Shared power to vote or direct the vote: 1,255,242
(iii)  Sole power to dispose or direct the disposition: -0-
(iv)  Shared power to dispose or direct the disposition: 1,255,242

8

Item 5:                                Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [  ]

Item 6:                                Ownership of More than Five Percent on Behalf of Another Person:

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7:                                Identification and Classification of the Subsidiary Which
                              Acquired the Security Being Reported on by the Parent Holding
                              Company:

Not applicable.

Item 8:                                Identification and Classification of Members of the Group:

Not applicable.

Item 9:                                Notice of Dissolution of Group:

Not applicable.

Item 10:                        Certification:

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signatures on following page]

9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2010

THIRD POINT LLC

By: Daniel S. Loeb, Chief Executive Officer

By: /s/ William Song Name: William Song Title: Attorney-in-Fact

DANIEL S. LOEB

By: /s/ William Song Name: William Song Title: Attorney-in-Fact

RIVER RUN MANAGEMENT, LLC

By: /s/ Ian Wallace Name: Ian Wallace Title: Managing Member

IAN WALLACE

/s/ Ian Wallace

[SIGNATURE PAGE TO SCHEDULE 13G WITH RESPECT TO
ROOMSTORE, INC.]

EXHIBIT INDEX

Exhibit 99.1:	Joint Filing Agreement, dated June 7, 2010, by and among Third Point LLC, Daniel S. Loeb, River Run Management, LLC and Ian Wallace.

Exhibit 99.2:
Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song, Joshua L. Targoff, and Bruce Wilson, dated January 5, 2009, was previously filed with the Securities and Exchange Commission on January 7, 2009 as an exhibit to Amendment No. 3 to Schedule 13G filed by Third Point LLC, Third Point Offshore Fund, Ltd., Third Point Offshore Master Fund, L.P., Third Point Advisors II L.L.C. and Daniel S. Loeb with respect to Depomed, Inc. and is incorporated herein by reference.